Filing Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-51372

           Prospectus Supplement to Prospectus dated October 30, 2001

                                 159,730 Shares

                                IVAX CORPORATION

                                  Common Stock

                           ---------------------------

         The prospectus supplement relates to the issuance by us of 159,730 shares of our common stock to UBS AG London Branch, an institutional investor. The shares of common stock are being issued to UBS AG pursuant to the settlement of an equity put option. We will not receive any proceeds from the issuance of the common stock, unless the common stock is sold for an aggregate value that exceeds our obligation under the put option.

         Our common stock is listed on the American Stock Exchange under the symbol "IVX" and on the London Stock Exchange under the symbol "IVX.L." On March 4, 2002 the last reported sales price of our common stock on the American Stock Exchange was $17.40 per share.

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

         See "Risk Factors" beginning on page 5 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.



                           ---------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------




            The date of this prospectus supplement is March 5, 2002.


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

                                  THE OFFERING

Securities Offered...................................        159,730 shares of common stock
Issued to............................................        UBS AG London Branch
Issuance price.......................................        $17.40
Terms of Put Option
        o   Issuance Date............................        August 3, 2001
        o   Exercise Price...........................        $31.00
        o   Number of shares underlying put option...        200,000
        o   Aggregate Settlement Value...............        $2,735,000
        o   Expiration Date..........................        March 1, 2002
Use of Proceeds......................................        The securities are being issued in settlement of our
                                                             obligations under the put option. We will not receive any
                                                             proceeds from the issuance of the securities unless the common stock is sold for an aggregate value that exceeds our
                                                             obligation under the put option as described in "Description of Transaction."
Risk Factors.........................................        See Page 5 of the accompanying prospectus, dated
                                                             October 30, 2001.

                           DESCRIPTION OF TRANSACTION

         From time to time, we issue equity put options with institutional investors that allow us to reduce the cost associated with our stock repurchase plan. A put option is a derivative security that entitles the holder to require us to purchase from such holder a fixed number of shares of our common stock at a set price. Upon expiration of a put option, if the market price of our common stock is above the exercise price of the put option, then the put option expires unexercised. However, if the market price of our common stock is below the exercise price of the put option, then the holder can elect to exercise the put option. In the event the put option is exercised, we may elect to settle the put option by one of three methods: (1) physical settlement, by making cash payment for the shares underlying the put option, at the exercise price, (2) net cash settlement, by making cash payment in an amount equal to the settlement value, or (3) net share settlement, by issuing such number of shares of our common stock as is equal in worth to the settlement value. For these purposes, the settlement value is equal to (1) the difference between (a) the market price of our common stock (as defined in the put option) and (b) the exercise price of the put option, multiplied by (2) the number of shares covered by such put option (the "settlement value"). In the case of a net share settlement, if the shares received by the institutional investor are sold within 60 business days and the net proceeds to the institutional investor are less than the settlement value, we are obligated to pay the difference in either cash or additional common shares. Conversely, if the net proceeds are more than the settlement value, we will receive the difference in a cash refund.

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

         On August 3, 2001, we issued an equity put option to UBS AG London Branch, an institutional investor. The put option covered 200,000 shares of our common stock, had an exercise price of $31.00 and expired on March 1, 2002. Based on the mean market price of our common stock of $17.325 per share on March 1, 2002 and March 4, 2002, the total amount of the settlement value was $2,735,000. Upon notice by UBS AG that they were exercising their put option, we elected to effectuate a net share settlement. Based on the settlement value, we are issuing, pursuant to this prospectus supplement, 159,730 shares of our common stock in settlement of the put option.

         UBS AG through its affiliates, including UBS Warburg LLC, has provided certain financial advisory services to us and has received customary compensation in connection with such services. As of March 1, 2002, UBS AG beneficially owned approximately 3.6 million shares of our common stock, including shares issuable upon the exercise of options or conversions of securities.

         UBS AG is, and any underwriter, broker-dealer or agent that participates in the sale of the common stock may be deemed to be, an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. UBS AG is subject to the prospectus delivery requirements of the Securities Act of 1933. UBS AG has acknowledged that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and has agreed that it will not engage in any transaction in violation of such provision.




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